UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Agreement with the company DAZN	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

On 28 March 2022, Telefónica Audiovisual Digital, S.A.U. ("Telefónica") has entered into an agreement with the company DAZN for the distribution of DAZN LaLiga Package. Such package includes five (5) football matches per match-weekend of the Spanish First Division Football Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).

This is a non-exclusive agreement for 5 seasons, from 2022/2023 to 2026/2027.

The agreed value amounts 280 million euros for each of the seasons.

With this agreement, and the signature of the contract with La Liga last January that made definitive the previous award to Telefónica of packages D.1 bis and D.3 bis, Telefónica will be able to continue offering 100% of the football matches of the Spanish First Division Football Championship to its customers, together with the UEFA Champions League for which Telefónica has the rights until 2024.

Both agreements for la Liga together represent a reduction of approximately 15% compared to the net cost per current match-weekend.

Madrid, 29 March, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 29, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors